Capitol Federal Financial

(NASDAQ: CFFN)

True Blue ® for over 115 years

Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company’s judgment as of the date of this presentation. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Corporate Structure



Capitol Federal Savings Bank MHC
Public Shareholders
Capitol Federal Financial
Capitol Federal Foundation
Capitol Federal Savings Bank & Subsidiaries

Financial Condition

(in thousands)	December 31, 2008	September 30, 2008
Total Assets	$8,157,324	$8,055,249
Loans	$5,456,569	$5,320,780
Deposits	$3,867,304	$3,923,883
Total Borrowings	$3,310,559	$3,160,710
Stockholders’ Equity	$897,435	$871,216

Financial Performance

	Quarter Ended December 31, 2008	Fiscal Year Ended September 30, 2008
Net Income	$15.9 million	$51.0 million
Diluted Earnings Per Share	$0.22	$0.70
Net Interest Margin	2.08%	1.75%
Return on Average Assets	0.79%	0.65%
Return on Average Equity	7.22%	5.86%

Financial Performance

	Quarter Ended December 31, 2008	Fiscal Year Ended September 30, 2008
Efficiency Ratio	46.36%	49.93%
Operating Expense Ratio	1.10%	1.04%
Non-performing Assets to Total Assets	0.29%	0.23%
Equity to Total Assets	10.87%	10.82%

Management Strategy

- Single-Family Portfolio Lender
- Retail Financial Services
- Interest Rate Risk Management
- Excellent Asset Quality
- Strong Capital Position
- Stockholder Value

Loan Portfolio at December 31, 2008


Consumer - 4%
Other Real Estate -2%
1-4 Family - 94%

Loan Portfolio Quality

- Continues to adhere to traditional underwriting standards
- Requires full documentation and qualified borrowers
- Has not participated in subprime, Alt-A or negative amortization lending

Loan Portfolio Quality

- Weighted average loan-to-value ratio of 1-4 family loans is 66%
- Weighted average credit score of borrowers of 1-4 family loans is 754

Loan Portfolio Quality

- Non-performing loans to total loans remains consistently low, at:
  - December 31, 2008: 0.35%
  - September 30, 2008: 0.26%
  - June 30, 2008: 0.25%

Strong Capital Position

At December 31, 2008:

	Bank Ratios	Regulatory Requirement for "Well-Capitalized" Status
Core Capital	10.0%	5.0%
Tier 1 Risk-Based Capital	23.1%	6.0%
Total Risk-Based Capital	23.0%	10.0%

Cumulative Cash Paid to Stockholders


(in thousands)
$750,000
$500,000
$250,000
$0
$677,674
Stockholder Dividends
$316,030
Stock Repurchases
$361,644
FY 1999 - 2008

Investing with CFFN

Initial stock price:	$ 10.00
- total cumulative dividends paid*:	-16.38
Net cost of shares purchased in IPO:	$ (6.38)

*Includes $0.50 per share dividend declared on January 14, payable on February 20, 2009 to stockholders of record as of February 6, 2009

Stockholder Value

In addition to the $2.00 per share regular quarterly dividend paid in 2008, CFFN paid an $0.11 per share special dividend in December 2008

Calendar Year Dividend History



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
0.30
0.46
0.62
2.00
2.00
2.00
2.30
2.09
2.00
2.11
0.50
CY 99
CY 00
CY 01
CY 02
CY 03
CY 04
CY 05
CY 06
CY 07
CY 08
CY 09*

*Dividend declared on January 14, payable on February 20, 2009 to stockholders of record as of February 6, 2009